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                           January 7, 2022

       Bradley Kamlet
       Associate General Counsel
       Truist Financial Corporation
       214 N. Tryon Street
       Charlotte, North Carolina 28202

                                                        Re: Truist Financial
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed on December
22, 2021
                                                            File No. 333-261845

       Dear Mr. Kamlet:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christopher Wall at 202-551-4162 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Aaron A. Seamon